                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2004

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                         275 Armand-Frappier Boulevard
                                 Laval, Quebec
                                    H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NEUROCHEM INC.
June 8, 2004
                                   By: /s/ David Skinner
                                       ----------------------------------------
                                       David Skinner
                                       Director, Legal Affairs,
                                       General Counsel and Corporate Secretary

[LOGO NEUROCHEM]                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd
                                                Laval , Quebec, Canada H7V 4A7
-------------------------------------------------------------------------------


                         DR. FRANCESCO BELLINI RECEIVES
                          THE ORDRE NATIONAL DU QUEBEC

MONTREAL, CANADA, JUNE 8, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) is pleased to announce that the Premier of Quebec, Mr. Jean Charest, has appointed Dr. Francesco Bellini, Neurochem's Chairman and CEO, as officer of the Ordre national du Quebec. The appointment was made in honor of his achievements and contribution to the development of Quebec in the fields of science, business and community involvement.

In 1986, Dr. Bellini co-founded BioChem Pharma, one of Canada's most successful biopharmaceutical companies, responsible for the discovery of 3TC(R), the world's most prescribed anti-HIV/AIDS medication. He is widely acclaimed as a pioneer of Quebec's and Canada's biopharmaceutical industry.

During his career, Dr. Bellini has received broad recognition for his achievements. In 2000, he was named an officer of the Order of Canada. He also received the highest distinction awarded by the Italian government to a person for his contribution to Italy, the Onorificenza Di Grande Ufficialle. In 1999, he was named Great Montrealer from l'Academie des Grands Montrealais. He has also previously received a Ph.D. Honoris Causa from the following institutions:
University of New Brunswick, University of Ottawa, Concordia University, and McGill University.

Dr. Bellini is also well known for his community involvement. Among his many commitments, he is a Director of Montreal's Heart Research Fund, a Governor of Concordia University, a Governor of the Canadian-Italian Community Foundation, a Governor of Marie-Clarac Hospital Foundation, a Fellow of the Royal Society for the Encouragement of Arts, Manufacturers & Commerce, a member of Chemical Institute of Canada, an Honorary Trustee of the Sir Mortimer B. Davis Jewish General Hospital Foundation. He is an active philanthropist having widely supported many universities, hospitals and patient organizations, including through a major financial contribution for the Life Sciences Building at McGill University.

Dr. Bellini's business activities are extensive. In addition to his strategic role at Neurochem Inc., Dr. Bellini is Chairman of Picchio Pharma Inc., a joint venture established between Dr. Bellini and Power Technology Investment Corporation; Chairman of Adaltis Inc., an international healthcare company that develops, manufactures and markets sophisticated laboratory products for the diagnosis of human diseases; Chairman of Innodia Inc., a company specialized in the development of innovative treatments for Diabetes; and Chairman of the newly created ViroChem Pharma Inc., a pharmaceutical antiviral research and development organization. He is also a member of the board of directors of Industrial-Alliance Life Insurance Company and of Molson Inc.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM) and Cerebril(TM), for the treatment of Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, respectively, have both completed a Phase II clinical trial. For additional information on Neurochem, please visit our website at:
(www.neurochem.com).

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (450) 680-4500
Fax: (450) 680-4501